UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-15019
PepsiAmericas, Inc.

(Exact name of registrant as specified in its charter)
4000 RBC Plaza
60 South Sixth Street
Minneapolis, Minnesota 55402
Telephone: (612) 661-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
7.625% Notes due 2015 of the Registrant
7.29% Notes due 2026 of the Registrant
7.44% Notes due 2026 of the Registrant
4.50% Notes due 2013 of the Registrant
4.875% Notes due 2015 of the Registrant
5.00% Notes due 2017 of the Registrant
5.50% Notes due 2035 of the Registrant
5.625% Notes due 2011 of the Registrant
5.75% Notes due 2012 of the Registrant
4.375% Notes due 2014 of the Registrant

(Title of each class of securities covered by this Form)
Common Stock, par value $0.01 per share, of the Registrant
Preferred Stock, par value $0.01 per share, of the Registrant
Preferred Share Purchase Rights

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date:
7.625% Notes due 2015 of the Registrant — 5 holders
7.29% Notes due 2026 of the Registrant — 9 holders
7.44% Notes due 2026 of the Registrant — 2 holders
4.50% Notes due 2013 of the Registrant — 41 holders
4.875% Notes due 2015 of the Registrant — 51 holders
5.00% Notes due 2017 of the Registrant — 49 holders
5.50% Notes due 2035 of the Registrant — 12 holders
5.625% Notes due 2011 of the Registrant — 52 holders
5.75% Notes due 2012 of the Registrant — 56 holders
4.375% Notes due 2014 of the Registrant — 67 holders

     Pursuant to the requirements of the Securities Exchange Act of 1934, PepsiAmericas, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PepsiAmericas, Inc.
Date: February 22, 2010	By:	/s/ Timothy W. Gorman
	Name:	Timothy W. Gorman
	Title:	Senior Vice President and Controller